Exhibit 4.15

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following description of the Company’s capital stock is based upon the Company’s Amended and Restated Articles of Incorporation, as amended (the “Amended Articles”), the Company’s Amended and Restated Regulations (the “Amended Regulations”) and applicable provisions of the Ohio General Corporation Law.  We have summarized certain portions of the Amended Articles and Amended Regulations below.  The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Amended Articles and Amended Regulations, each of which is filed as an exhibit to the Annual report on Form 10-K of which this Exhibit is a part.

Authorized Capital Stock

The total authorized shares of capital stock of the Company consist of (i) 96,000,000 common shares, par value $.01 per share (“Common Shares”), (ii) 1,357,299 voting preferred shares, without par value, and (iii) 1,000,000 non-voting preferred shares, without par value (together with the voting preferred shares, “preferred shares”).  The Company’s board of directors has designated 400,000 of its voting preferred shares as Series A Preferred Shares and 155,250 shares of its voting preferred shares as 6¾% Cumulative Convertible Preferred Shares (“6¾% Preferred Shares”).  The Series A Preferred shares were designated in connection with the Company’s rights agreement, which has expired, and no Series A Preferred Shares are outstanding.

Common Shares

Common Shares Outstanding.  The Company’s Common Shares are duly authorized, validly issued, fully paid and nonassessable.  The Company’s Common Shares are listed and principally traded on the New York Stock Exchange (NYSE) under the ticker symbol “CBB”.

Voting Rights.  Each holder of Common Shares is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors.  Holders of Common Shares do not have cumulative voting rights.

Dividend Rights.  Holders of Common Shares are entitled to receive dividends or other distributions declared by the board of directors.  The right of the board of directors to declare dividends, however, is subject to the rights of any holders of preferred shares of the Company, certain requirements of Ohio law, and certain limitations contained in the Company’s credit agreements.

No Preemptive, Redemption or Conversion Rights.  The Common Shares are not redeemable, are not subject to sinking fund provisions, do not have any conversion rights and are not subject to call.  Holders of Common Shares have no preemptive rights.

Rights Upon Liquidation.  Holders of the Company’s Common Shares are entitled to share pro rata, upon any liquidation or dissolution of the Company, in all remaining assets available for

Exhibit 4.15

distribution to shareholders after payment or providing for the Company’s liabilities and the liquidation preferences of any outstanding preferred shares.  The issuance of preferred shares affects certain rights of the Common Shares as described below.

Transfer Agent and Registrar.  Computershare Investor Services, LLC is the transfer agent and registrar for the Company’s Common Shares.

Preferred Shares

Preferred Shares Outstanding.  Under the Company’s Restated Articles, without further stockholder action, the Company’s board of directors is authorized to provide for the issuance from time to time of preferred shares in series and, as to each series, to fix the designation, the dividend rate and the date or dates from which such dividends will be cumulative, the times when and the prices at which shares will be redeemable, the voluntary and involuntary liquidation prices, the sinking fund provisions, if any, applicable to such series, the conversion or exchange privileges, if any, of such series, the restrictions, if any, upon the payment of dividends or other distributions and upon the creation of indebtedness, if any, and any other rights, preferences and limitations.  Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when Company preferred shares are issued, could have an adverse effect on the availability of earnings for distribution to the holders of Common Shares.

The 6¾% Preferred Shares are the only currently outstanding preferred shares of the Company.  The Company’s 6¾% Preferred Shares are duly authorized, validly issued, fully paid and nonassessable.  The Depositary Shares, each representing 1/20th interest in a 6¾% Preferred Share of the Company, are listed and principally traded on the New York Stock Exchange (NYSE) under the ticker symbol “CBB.PRB”.

Voting Rights.  Holders of 6¾% Preferred Shares are entitled to cast one vote per whole share that they own on all matters submitted to a vote of the shareholders, including the election of directors.  Holders of 6¾% Preferred Shares and holders of Common Shares vote together as a single class, unless otherwise provided by law or the Amended Articles.  Holders of 6¾% Preferred Shares do not have cumulative voting rights.  Except as set forth in the immediately succeeding paragraph, the approval of each holder of 6¾% Preferred Shares is necessary to:

•	alter the voting rights,
•	reduce the liquidation preference,
•	reduce the rate of or change the time for payment of dividends, or
•	adversely alter certain redemption provisions

of the 6¾% Preferred Shares.

Dividend Rights.  In addition, the approval of at least two-thirds of the votes entitled to be cast by holders of 6¾% Preferred Shares is required to amend the Amended Articles to affect

Exhibit 4.15

adversely the specified rights, preferences, privileges or voting rights of holders of 6¾% Preferred Shares.

If and when declared, dividends on 6¾% Preferred Shares are payable quarterly and accrue at a rate of 6¾% per annum per share on a liquidation preference of $1,000 per share, $67.50 per annum per share.  The Company is allowed to declare and pay dividends only if permitted by Ohio law.

Redemption Rights.  The 6¾% Preferred Shares are redeemable by the Company at its option.

Conversion Rights.  The 6¾% Preferred Shares may be converted at the option of the holders at an initial conversion rate of 28.838 Common Shares per 6¾% Preferred Share.  In order to protect the interests of holders of 6¾% Preferred Shares, the Amended Articles provide for adjustment of the conversion rate and related terms in the case of certain consolidations, mergers or changes in control of the Company.  Effective with the Company’s reverse stock split in October 2016, the conversion rate was adjusted to 5.7676 Common Shares per 6¾% Preferred Shares.

No Preemptive Rights.  Holders of 6¾% Preferred Shares have no preemptive rights.

Rights Upon Liquidation.  In the event of the liquidation, dissolution or winding up of the business of the Company, holders of 6¾% Preferred Shares are entitled to receive the liquidation preference of $1,000 per share plus all accrued and unpaid dividends.

Certain Provisions of our Regulations

Board of Directors.  The Company’s board of directors is not classified.  The Amended Regulations establish that the size of the board of directors will not be less than nine nor more than seventeen, with the exact number of directors to be fixed from time to time within such range by affirmative vote of two-thirds of the authorized number of directors or by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company.

Power to Call a Special Shareholder’s Meeting.  A special meeting of the Company’s shareholders may be called by the president, the vice president authorized to exercise the authority of the president in case of the president’s absence, death or disability, by resolution of the directors or by resolution of the holders of not less than one-half of the outstanding voting power of the Company.

Quorum.  The quorum requirement for holding a shareholder meeting and transacting business is the presence, in person or by proxy, of a majority of the Common Shares and preferred shares issued and outstanding on the record date and entitled to vote at such meeting. However, if any particular action requires more than a simple majority because of the law, the NYSE rules, the Company’s Amended Articles or the Company’s Amended Regulations, that particular action will not be approved unless the required percentage of affirmative votes has been obtained or the required number of votes has been cast. Abstentions are counted as present for the purpose of determining the presence of a quorum. In general, broker non-votes are also counted as present for the purpose of determining the presence of a quorum.

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Proxy Access. The Company’s Amended Regulations allow eligible shareholders to nominate their own candidate(s), along with the Board’s nominees, for inclusion in the Company’s proxy materials for an annual meeting of shareholders. Any shareholder who intends to use such procedure must satisfy the requirements specified in Article IX of the Company’s Amended Regulations.

Amendment.  The Company’s Amended Regulations may be altered, amended or repealed only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company.

Anti-takeover Provisions

The Company’s Amended Articles. The Company’s Amended Articles regulate transactions between the Company and an interested shareholder.  Under the Amended Articles, an “interested shareholder” is defined as (a) a shareholder who is the beneficial owner of 10% or more of the voting power of the Company, (b) a shareholder, who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control, with the Company and such shareholder at any time within the previous two years was the beneficial owner of 10% or more of the voting power of the Company, or (c) is the assignee or successor of one of the above-described beneficial owners of 10% or more of the voting shares of the Company.  If any person is an interested shareholder under the Amended Articles, the affirmative vote of 80% of the outstanding voting power of the Company is required for any of the following:

•	any merger or consolidation of the Company or any of its subsidiaries with an interested shareholder;
•

any sale, lease, exchange, mortgage, pledge, transfer or disposition to or with an interested shareholder of any assets of the Company or any of its subsidiaries having an aggregate fair market value of $5,000,000 or more;

•

any sale or other transfer by the Company or any of its subsidiaries of any securities of the Company or any of its subsidiaries to an interested shareholder for consideration of $5,000,000 or more in fair market value;

•	the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an interested shareholder; or
•

any reclassification of securities or recapitalization of the Company, or merger or consolidation or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of outstanding shares of any class of equity or convertible securities of a corporation owned by an interested shareholder.

The supermajority voting requirement does not apply if a majority of the directors not associated with such an interested shareholder approves the transaction or certain other requirements regarding the consideration paid are met.

Exhibit 4.15

Ohio Law.  Ohio law contains several anti-takeover provisions which apply to corporations like the Company.  The Company is subject to these provisions because there are no opt-out provisions in the Amended Articles or Amended Regulations with respect to these provisions.

Chapter 1704 of the Ohio General Corporation Law applies to a broad range of business combinations between an Ohio corporation and an interested shareholder.  The Ohio law definition of “business combination” includes mergers, consolidations, combinations or majority share acquisitions.  An “interested shareholder” is defined as a shareholder who, directly or indirectly, exercises or directs the exercise of 10% or more of the voting power of the corporation.  Chapter 1704 of the Ohio General Corporation Law restricts corporations from engaging in business combinations with interested shareholders, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the shareholder became an interested shareholder, unless the directors of the corporation have approved the business combination or the interested shareholder’s acquisition of shares of the corporation prior to the date the shareholder became an interested shareholder.  After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by the directors of the interested shareholder’s acquisition of shares of the corporation prior to the date that the shareholder became an interested shareholder, approval by disinterested shareholders of the corporation or the transaction meeting certain statutorily defined fair price provisions.

Under Section 1701.831 of the Ohio General Corporation Law, unless the articles of incorporation or regulations provide otherwise, any control share acquisition of a corporation can only be made with the prior approval of the corporation’s shareholders.  A “control share acquisition” is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges:  at least 20% but less than 33-1/3%; at least 33-1/3% but less than 50%; or 50% or more.